CIRQ+, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
CIRQ+, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of CIRQ+, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 26, 2022
Los Angeles, California

CIRQ+ Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,673	$	4,995
Accounts receivable—net		-		44,400
Amount due from a related party		-		9,000
Inventories		-		285,377
Total current assets		**1,673**		**343,772**
Property and equipment, net		847		1,130
Total assets	**$**	**2,521**	**$**	**344,902**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	225,677	$	364,019
Credit Card		1,686		843
Line of Credit		265,491		-
Promissory Note		277,500		150,000
Other current liabilities		103,188		91,059
Total current liabilities		**873,541**		**605,920**
Convertible Note		1,000,000		1,000,000
Total liabilities		**1,873,541**		**1,605,920**
STOCKHOLDERS EQUITY				
Common Stock Class A		2,000		2,000
Common Stock Class B		1,357		970
Additional Paid In Capital		559,766		571,328
Retained earnings/(Accumulated Deficit)		(2,434,144)		(1,835,317)
Total stockholders' equity		**(1,871,021)**		**(1,261,019)**
Total liabilities and stockholders' equity	**$**	**2,521**	**$**	**344,902**

See accompanying notes to financial statements.

CIRQ+ INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 30,000	$ -
Cost of goods sold	408,649	-
Gross profit	(378,649)	-
Operating expenses		
General and administrative	148,845	430,081
Sales and marketing	12,407	53,176
Total operating expenses	161,252	483,257
Operating income/(loss)	(539,901)	(483,257)
Interest expense	58,927	-
Other Loss/(Income)	-	(644,123)
Income/(Loss) before provision for income taxes	(598,828)	160,866
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (598,828)**	**$ 160,866**

See accompanying notes to financial statements.

CIRQ+ INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	2,000,000	2,000	**823,707**	**$ 824**	**$ 73,208**	**$ (1,996,183)**	**$ (1,920,151.52)**
Issuance of Stocks			134,215	134	498,120		498,254
Issuance of Restricted Stocks			12,000	12	1		13
Net income/(loss)						160,866	160,866
Balance—December 31, 2020	2,000,000	2,000	969,922	970	571,328	$ (1,835,317)	**$ (1,261,019)**
Issuance of Stocks			387,455	387			387
Shared-based compensation					3.17		3
Capital distribution					(11,565)		(11,565)
Net income/(loss)						(598,828)	(598,828)
Balance—December 31, 2021	**2,000,000**	**$ 2,000**	**1,357,377**	**$ 1,357**	**$ 559,766**	**$ (2,434,144)**	**$ (1,871,021)**

See accompanying notes to financial statements.

CIRQ+ INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (598,828)	$ 160,866
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	282	282
Shared-based compensation	3	13
Changes in operating assets and liabilities:		
Accounts receivable	44,400	(44,400)
Inventory	285,377	(285,377)
Amount due from a related party	9,000	
Accounts payable and accrued expenses	(138,342)	(439,546)
Credit Cards	843	843
Other current liabilities	12,129	65,851
Net cash provided/(used) by operating activities	**(385,135)**	**(541,468)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(458)
Net cash provided/(used) in investing activities	**-**	**(458)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Promissory Note	127,500	-
Line of Credit	265,491	
Issuance of stocks	387	498,254
Capital distribution	(11,565)	
Net cash provided/(used) by financing activities	**381,813**	**498,254**
Change in cash	(3,322)	(43,671)
Cash—beginning of year	4,995	48,667
Cash—end of year	**$ 1,673**	**$ 4,995**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

CIRQ+, Inc. was incorporated on December 2, 2016, in the state of Delaware. The financial statements of CIRQ+ Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

CIRQ+ is an automation, and robotics platform for commercial properties that protects people, helps reduce costs and lowers carbon emissions with plug and play technology.

The company combines AI, Cloud, SaaS, IoT, Big Data, and Autonomous Robots to bring commercial properties into the twenty first century. The CIRQ+ unified technology platform offers two distinct offerings; First is a retrofittable commercial Smart Room system controlled by their Cloud / AI that connects to an in-room hub, enabling a mesh network of IoT devices and sensors creating a free-standing Energy Management System that lowers energy costs and reduces carbon emissions.

Additionally in response to the COVID-19 crisis the team leveraged its unified platform to develop CBOT, an autonomous disinfection robot that electrostatically sprays and treats spaces without manual labor, and helps to establish new disinfecting standards and policies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred.

Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related various materials, various parts and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office equipment	5-7 years
FA Entertainment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level in which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

CIRQ+ Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of both hardware, recurring software, and consumable subscriptions.

Cost of sales

Costs of goods sold include the cost of equipment sold, cost of labor, and contractors.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $12,407 and $53,176, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of restricted stocks.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	-	285,377
Total Inventories	**$ -**	**$ 285,377**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	19,053	1,651
Customer Deposits	25,208	89,408
Accrued interest	58,927	-
Total Other Current Liabilities	**103,188**	**91,059**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Office equipment	$ 454	$ 454
FA Entertainment	958	958
Property and Equipment, at Cost	**1,412**	**1,412**
Accumulated depreciation	(565)	(282)
Property and Equipment, Net	**$ 847**	**$ 1,130**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $282 and $282, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Shares class A and class B with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 2,000,000 shares of class A have been issued and are outstanding.

As of December 31, 2021, and December 31, 2020, 1,357,377 and 969,922 shares of Class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Shares with $0.01 par value. As of December 31, 2021, and December 31, 2020, no Preferred Shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	12,000	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2020	12,000	$ 0.00	9.88
Granted		$ 0.00	
Vested	(4,000)	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2021	8,000	$ 0.00	8.88

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $3 and $0.53, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Mirsine Deros	$ 150,000	5.00%	10/15/2019	10/14/2022	7,500	7,500	150,000	$ -	150,000	7,500	7,500	150,000	$ -	150,000
Promissory Note -William Smallwood	$ 102,500	5.00%	10/20/2020	11/15/2022	427	427	102,500		102,500	-	-	-	-	-
Promissory Note -Doug Fiscella	$ 25,000	6.00%	11/4/2021	10/30/2022	1,000	1,000	25,000		25,000	-	-	-	-	-
Total					$ 8,927	$ 8,927	$ 277,500	$ -	$ 150,000	$ 7,500	$ 7,500	$ 150,000	$ -	$ 150,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 277,500
2023	-
2024	-
Thereafter	-
Total	**$ 277,500**

Line of Credit

On June 1, 2017, The Company entered into a Line of Credit agreement with Atom Inc. The credit facility size $1,000,000. The interest rate is 3% per annum. The credit balance and all accrued interest will be due and is payable on June 30, 2023. The total outstanding balance as of December 31, 2021 and December 31, 2020 was $265,491 and $176,929, respectively. The entire balance is classified as current.

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Nam	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
DAJTN CIRQ	$ 150,000	5.00%	4/10/2018	3/21/2022	7,500	7,500	-	150,000	150,000	7,500	7,500	-	$ 150,000	150,000
DAJTN CIRQ	$ 350,000	5.00%	9/22/2017	3/21/2022	17,500	17,500		350,000	350,000	17,500	17,500		$ 350,000	350,000
Desmond Smith	$ 500,000	5.00%	7/18/2018	4/11/2022	25,000	25,000		500,000	500,000	25,000	25,000		$ 500,000	500,000
Total					$ 50,000	$50,000	$ -	$ 1,000,000	$ 1,000,000	$50,000	$ 50,000	$ -	$ 1,000,000	$ 1,000,000

The convertible notes are convertible into membership units at a conversion price. The conversion price per membership interest or share (as the case may be) equal to seventy percent (75%) of the share or per membership interest price of the Qualified Securities issued in a Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(159,288)	$	42,790
Valuation Allowance		159,288		(42,790)
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(402,706)	$	(243,417)
Valuation Allowance		402,706		243,417
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,513,930, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,513,930. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions

10. RELATED PARTY

ATOM, Inc. (ATOM) and CIRQ Plus, Inc (Company) are related parties where ATOM has provided a $1,000,000 revolving line of credit to support the Company operations that results in related transactions between both parties.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 26, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.